Exhibit 12

MEDCO HEALTH SOLUTIONS, INC.

Computation of Ratios of Earnings to Fixed Charges

(In millions except ratio data)

		Years Ended
	Nine Months Ended Sept. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999	Dec. 26, 1998
Income Before Taxes	$526.3	$620.3	$518.3	$447.5	$331.7	$214.0
One-third of rents	15.3	17.1	13.5	11.1	11.7	22.7
Interest expense	10.0	0.3	0.9	0.7	1.4	0.5
Equity (income) loss from affiliates	4.6	4.8	1.8	—	—	—

Earnings	$556.2	$642.5	$534.5	$459.3	$344.8	$237.2

One-third of rents	$15.3	$17.1	$13.5	$11.1	$11.7	$22.7
Interest expense	10.0	0.3	0.9	0.7	1.4	0.5

Fixed charges	$25.3	$17.4	$14.4	$11.8	$13.1	$23.2

Ratio of Earnings to Fixed Charges (1)	22.0	36.9	37.1	38.9	26.3	10.2

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and before fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor). Interest expense gives effect to the incurrence of $1,496 million of debt, and related estimated debt issuance costs, comprised of $900 million of term loans under the $1,150 million senior secured credit facility entered into prior to the distribution, the $100 million advance under the $500 million accounts receivable financing facility, and the issuance of $496 million aggregate principal amount of senior notes and related estimated debt issuance costs.